[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

June 7, 2019

Sunny Oh Christina Fettig Securities and Exchange Commission Division of Investment Management 100 F Street, N.E. Washington, DC 20549
RE:	Guggenheim Strategic Opportunities Fund (File Nos. 333-230474 and 811-21982)
Dear Mr. Oh and Ms. Fettig:
Thank you for your telephonic comments received April 23, 2019 and April 24, 2019, regarding the registration statement on Form N-2 (the "Registration Statement") filed by Guggenheim Strategic Opportunities Fund (the "Fund") on March 22, 2019. We have considered your comments to the Registration Statement and, on behalf of the Fund, responses to those comments are set forth below. Changes will be reflected in Pre-Effective Amendment No. 1 to the Registration Statement, which the Fund intends to file on or about the date hereof and will be marked to show all changes made since the filing of the Registration Statement. Capitalized terms not defined herein have the definitions provided to them in the Registration Statement.
Cover Page
Comment 1:	Note that shares will need to be registered with the next filing.
Response:
The Fund intends to register $350 million of Common Shares in a Pre-Effective Amendment to the Registration Statement. The Fund also intends to carry forward the aggregate offering price of unsold securities that the Fund previously registered on its registration statement on Form N-2 (File Nos. 333-221873 and 811-21982). The Fund will make an additional Pre-Effective Amendment filing to register the Common Shares.

Cover Page—Financial Leverage
Comment 2:	Certain information is provided as of November 30, 2018. Review information throughout the prospectus and SAI and the date as of which

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such information is provided and update to a more recent date unless such information is specific to the semi-annual period.
Response:
The Fund has reviewed disclosure throughout the Prospectus and SAI.  Certain information is presented as of November 30, 2018, which is the end of the most recent semi-annual period, in order to correspond to the unaudited financial highlights included in the Prospectus and unaudited financial statements included in the SAI and the information presented in the fee table.  With respect to Financial Leverage specifically, the Fund's use of leverage as a percentage of the Fund's managed assets fluctuates daily with changes in response to changes in the Fund's net asset value and the indebtedness drawn upon at any given time.  The Fund respectfully submits that using the outstanding leverage as of the date of the Fund's most recent annual or semi-annual period provides appropriate disclosure to investors.  The Fund confirms that the Fund's outstanding leverage at this time does not materially differ from the outstanding leverage as of November 30, 2018.

Comment 3:
Disclosure states that "The Fund has at times used significantly greater levels of Financial Leverage than on November 30, 2018 and may in the future increase Financial Leverage up to the parameters set forth herein." Provide additional detail regarding the Fund's prior use of leverage.

Response:	The Fund has revised the disclosure as requested.
Comment 4:
We note that you have deleted the name of the lender in this section.  The name of the lender first appears under "Use of Financial Leverage—Borrowings" on page 57 of the Prospectus.  Please name the lender in the prospectus summary.

Response:	The Fund has revised the disclosure as requested.
Cover Page—Reference to Statement of Additional Information
Comment 5:	Include the 811 number of the registration statement.
Response:	The Fund has revised the disclosure as requested.
Prospectus Summary—Special Risk Considerations
Comment 6:
We note that the risk factor for "UK Departure from EU Risk" was deleted from the Prospectus Summary.  We recommending retaining this risk factor in the summary.  Also, please update the information in this risk factor.

Response:	The Fund has retained the disclosure as requested and updated the information in the risk factor.

Comment 7:
Under the risk factor "U.S. Government Securities Risk" update the statement that "In 2011, each of S&P, Moody's and Fitch lowered its long-term sovereign credit rating on the U.S. to "AA+" from "AAA."

Response:	The Fund has revised the disclosure as requested.
Comment 8:
We note that the risk factor for "Legislation and Regulatory Risk" was deleted from the Prospectus Summary, including risk disclosure regarding the SEC's proposed derivatives rulemaking.  Consider retaining this disclosure.

Response:	The Fund has retained the disclosure as requested.
Comment 9:
We note that a number of risk factors have been deleted from the Prospectus Summary and retained in the body of the Prospectus.  Please confirm that those risk factors are no longer principal risks of the Fund.

Response:	The Fund has revised the disclosure to retain the risk factors in the Prospectus Summary.
Summary of Fund Expenses
Comment 10:
Please confirm that the agreement to limit offering expenses, as referenced in footnote 2 to the Fee Table, is a contractual agreement and will be in effect for at least one year.  If so, confirm that it can be terminated only by the Board and provide details about any recoupment.

Response:
The Fund confirms that the agreement to limit offering expenses, as referenced in footnote 2 to the Fee Table, is a contractual agreement that will be in effect for at least one year and can only be terminated by the Board. The Fund is not responsible for any offering expenses in excess of 0.60% of the total offering price of the Common Shares sold in an offering under this Registration Statement and such offering expenses are not subject to recoupment by the Adviser.

Risks—Financial Leverage Risk
Comment 11:	Please make conforming changes to this risk factor to reflect changes made to the corresponding risk factor in the Prospectus Summary.
Response:	The Fund has revised the disclosure as requested.
Statement of Additional Information—Management of the Fund—Portfolio Management—Information Regarding Potential Conflicts of Interest
Comment 12:	Consider if these paragraphs should be broken up to make this section more readable.

Response:
Although these paragraph did not appear to be broken up in the marked courtesy copy of the Registration Statement provided to the staff, the paragraphs are broken up and readable in the Statement of Additional Information.

Part C—Item 30
Comment 13:	Please provide the undertaking required by Rule 484(b)(3).
Response:	The Fund has provided the undertaking required by Rule 484(b)(3) under Item 30 of Part C.
Accounting Comments—General
Comment 14:	Please note that the next pre-effective amendment filing will need an updated auditor's consent.
Response:	An updated auditor's consent has been filed as an exhibit to Pre-Effective Amendment No. 1 to the Registration Statement.
Accounting—Summary of Fund Expenses
Comment 15:	We note that in the fee table, total annual expenses are shown to be 1.15%. Whereas actual expenses were 1.52%. Please explain this discrepancy.
Response:
The discrepancy between the actual expenses for the fiscal year ended May 31, 2018 of 1.52% and the 1.15% disclosed in the Registration Statement is primarily related to the decrease in the Fund's use of leverage since May 31, 2018. For the fiscal year ended May 31, 2018, the average daily balance for which reverse repurchase agreements were outstanding amounted to $37,131,841 and the average daily amount of borrowings on the credit facility was $6,753,722. Accordingly, the Fund's average aggregate amount of financial leverage outstanding during the fiscal year ended May 31, 2018 was approximately $43,885,563. As of November 30, 2018, however, the Fund had no financial leverage outstanding. As noted in the introduction to the fee table, the table is "based on the capital structure of the Fund as of November 30, 2018," which was the end of the Fund's most recent semi-annual period.  The Fund believes this provides prospective investors with more accurate information regarding the expenses currently borne by the Fund.  This decrease in leverage eliminated any interest expenses and lowered the amount of Managed Assets, which in turn decreased the management fee and other expenses as a percentage of net assets attributable to common shares.

Nevertheless, in order to give the Fund the flexibility to use leverage up to the limits imposed by the Investment Company Act of 1940 during the next 12 months, the Fund has revised the fee table so that it is based on the capital structure of the Fund as of November 30, 2018, assuming the Fund uses financial leverage in an amount equal to 33 1/3% of the Fund's Managed Assets.
Comment 16:	Confirm that the Fund has no present intention to borrow for the next 12 months. If the Fund may borrow in the next 12 months, include estimated interest expense associated with such borrowings.
Response:	The Fund may utilize leverage in the next 12 months and has revised the disclosure as requested.
Comment 17:	Consider revising the wording of the description of the expense limitation in footnote 2, particularly as it relates to reimbursement by the Fund, to make this disclosure more clear.
Response:	The Fund has revised the disclosure as requested.
Comment 18:
Footnote 7 states that "other expenses are estimated based upon those incurred during the fiscal year ended May 31, 2018."  Other expenses are shown in the fee table as 0.15%, whereas other expenses for the fiscal year ended May 31, 2018 were 0.23%. Please explain this discrepancy and/or modify the footnote as necessary.

Response:	Other expenses are estimated based upon those incurred during the period ended November 30, 2018. The Fund has revised the disclosure accordingly.
Comment 19:
The lead in to the fee table states that it is based on the capital structure of the Fund as of November 30, 2018, and footnotes 4 and 6 reference November 30, 2018.  Whereas footnote 7 indicates that expenses are based on the fiscal year ended May 31, 2018.  Why are two different two periods being used.

Response:	Other expenses are estimated based upon those incurred during the period ended November 30, 2018. The Fund has revised the disclosure accordingly.
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Should you have any questions concerning our responses to your comments, please direct them to the undersigned at (312) 407-0641.
Sincerely,
/s/ Kevin T. Hardy
 Kevin T. Hardy